Mail Stop 3561

June 20, 2005


Mr. Stuart B. Rekant, Chairman and CEO
Juniper Partners Acquisition Corp.
56 West 45th Street, Suite 805
New York, New York 10036

      Re:	Juniper Partners Acquisition Corp.
		Amendment No. 3 to Registration Statement on Form S-1
      Filed May 27, 2005
      File No. 333-123050

Dear Mr. Rekant:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.


General

1. In the event that the company has circulated a preliminary prospectus with respect to this offering, please advise the staff as to the views of each of the company and the underwriter(s) as to the need to re-circulate a revised prospectus that reflects the revisions to the form of prospectus that have occurred since the original circulation of the preliminary prospectus.

Risk Factors, page 10

2. Please update the disclosure in the sixth risk factor. Your reference to the number blank check companies and the amount of funds held in trust is no longer current. In addition, the risk factor should be revised to include reference to not only those offerings which are currently seeking business combination transactions, but also those proposed offerings which are currently in registration with the Commission. Please consult with your sources and revise as appropriate.


Closing Statements

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Maureen Bauer at (202) 551-3237 if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett at (202) 551-3389 with any other questions.


Sincerely,



John Reynolds
Assistant Director


cc:	David Alan Miller, Esq.
	Fax: (212) 818-8881